Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Fidelity National Information Services, Inc.:
We consent to the use of our report dated March 13, 2006, with respect to the consolidated and combined balance sheets of Fidelity National Information Services, Inc. and subsidiaries and affiliates as of December 31, 2005 and 2004, and the related consolidated and combined statements of earnings, comprehensive earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005 incorporated herein by reference.
Our report refers to the Company’s merger with Certegy Inc. which was completed on February 1, 2006.
/s/ KPMG LLP
March 27, 2006
Jacksonville, Florida
Certified Public Accountants